UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Sunlands Technology Group (f/k/a Sunlands Online Education Group)

(Name of Issuer)

Class A Ordinary Shares, $0.00005 par value

(Title of Class of Securities)

86740P108**

(CUSIP Number)

        December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 86740P108 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which is quoted on the New York Stock Exchange under the symbol “STG.” Each ADS represents one half (1/2) Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

1	NAME OF REPORTING PERSON Tongbo Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 536,780(1)
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 536,780(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,780(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2%(2)
12	TYPE OF REPORTING PERSON* IN

_________________

(1)	Consists of (i) 355,306 Class C ordinary shares held by SCuPt Global Limited, a company wholly owned by Mr. Tongbo Liu; (ii) 127,426 Class C ordinary shares held by TheTwinPeak Limited, ultimately wholly owned by The Serendipity Trust, as trustee of an irrevocable trust constituted, with Mr. Tongbo Liu as the settlor and certain family members of Mr. Tongbo Liu as the beneficiaries; (iii) 23,663 Class C ordinary shares held by Studyvip E-learning Limited, in which Mr. Tongbo Liu has an ownership interest and over all of which shares Mr. Tongbo Liu has voting power; and (iv) 30,385 Class A ordinary shares in the form of ADSs held of record by Mr. Tongbo Liu. Each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

(2)	Calculated based on 2,618,698 Class A ordinary shares issued and outstanding as of December 31, 2022 provided by the Issuer.

1	NAME OF REPORTING PERSON Studyvip E-learning Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 23,663(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,663(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9%(2)
12	TYPE OF REPORTING PERSON* FI

_________________

(1)	Consists of 23,663 Class C ordinary shares held by Studyvip E-learning Limited. Each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

(2)	Calculated based on 2,618,698 Class A ordinary shares issued and outstanding as of December 31, 2022 provided by the Issuer.

1	NAME OF REPORTING PERSON SCuPt Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 355,306(1)
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 355,306(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,306 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.9%(2)
12	TYPE OF REPORTING PERSON* FI

_________________

(1)	Consists of 355,306 Class C ordinary shares held by SCuPt Global Limited. Each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

(2)	Calculated based on 2,618,698 Class A ordinary shares issued and outstanding as of December 31, 2022 provided by the Issuer.

Item 1.

(a)	Name of Issuer: Sunlands Technology Group (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Building 4-6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District,
Beijing, 100012, the People’s Republic of China

Item 2.

(a)	Name of Person Filing:

Tongbo Liu

Studyvip E-learning Limited
SCuPt Global Limited

(b)	Address of Principal Business Office or if none, Residence:

c/o Sunlands Technology Group
Building 4-6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District,
Beijing, 100012, the People’s Republic of China

(c)	Citizenship:

Tongbo Liu – People’s Republic of China

Studyvip E-learning Limited – British Virgin Islands
SCuPt Global Limited – British Virgin Islands

(d)	Title of Class of Securities: Class A Ordinary Shares, $0.00005 par value

(e)	CUSIP Number: CUSIP number 86740P108 has been assigned to the ADSs, which is quoted on the New York Stock Exchange under the symbol “STG.” Each ADS represents one half (1/2) Class A ordinary shares.

Item 3.	Not Applicable

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2023

/s/ Tongbo Liu
Tongbo Liu

STUDYVIP E-LEARNING LIMITED

By:	/s/ Tongbo Liu
	Name:	Tongbo Liu
	Title:	Director

SCUPT GLOBAL LIMITED

By:	/s/ Tongbo Liu
	Name:	Tongbo Liu
	Title:	Director

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 3, 2023.

/s/ Tongbo Liu
Tongbo Liu

STUDYVIP E-LEARNING LIMITED

By:	/s/ Tongbo Liu
	Name:	Tongbo Liu
	Title:	Director

SCUPT GLOBAL LIMITED

By:	/s/ Tongbo Liu
	Name:	Tongbo Liu
	Title:	Director